

Financial Statements and Supplementary Information

PEAK6 Markets LLC
Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67992

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK 6 Markets LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 500

(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Agnes Krupa   (312) 444-8691

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Agnes Krupa _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
PEAK 6 Markets LLC
_____ , as

of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



OFFICIAL SEAL
SHAWNA ROSE COHN
Notary Public - State of Illinois
My Commission Expires Jan 2, 2019

_____
Signature

Chief Financial Officer, PEAK6 Capital Management LLC
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEAK6 Markets LLC

Financial Statements and Supplemental Information

December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Statement of Operations...3
Statement of Changes in Subordinated Borrowings 4
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements..6

Supplemental Information

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 11
Schedule II - Computation for Determination of Reserve Requirements for Brokers and
   Dealers Pursuant to Rule 15c3-3 12
Schedule III - Computation for Determination of PAB Account Reserve Requirements of
   Brokers and Dealers Pursuant to Rule 15c3-3 13
Schedule IV - Information Relating to the Possession or Control Requirements for Brokers
   and Dealers Pursuant to Rule 15c3-3...14

Ernst & Young LLP
155 North Wacker
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of PEAK6 Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PEAK6 Markets LLC (the Company) as of December 31, 2017, the related statements of operations, changes in subordinated borrowings, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2010.

February 27, 2018

PEAK6 Markets LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	289,581
Prepaid expense		548
Total assets	$	290,129

Liabilities and member's equity

Liabilities:

Payable to Parent	$	4,334
Accrued expense		2,636
Total liabilities		6,970
Member's equity		283,159
Total liabilities and member's equity	$	290,129

See accompanying notes.

PEAK6 Markets LLC

Statement of Operations

December 31, 2017

Expenses

Consulting fees from affiliate	$	22,000
Professional services		5,000
Other		2,466
Total expenses		29,466
Net loss	$	(29,466)

See accompanying notes.

PEAK6 Markets LLC

Statement of Changes in Subordinated Borrowings

December 31, 2017

Subordinated borrowings at beginning of year	$	–
Issuance of subordinated notes		–
Payment of subordinated notes		–
Subordinated borrowings at end of year	$	–

Statement of Changes in Member's Equity

Year Ended December 31, 2017

Member's equity at beginning of year	$	312,625
Net loss		(29,466)
Member's equity at end of year	$	283,159

See accompanying notes.

PEAK6 Markets LLC

Statement of Cash Flows

December 31, 2017

Operating activities

Net loss	$	(29,466)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in assets and liabilities:		
Prepaid expense		(45)
Payable to Parent		2,111
Accrued expense		(1,864)
Net cash used in operating activities		(29,264)
Net change in cash		(29,264)
Cash at beginning of year		318,845
Cash at end of year	$	289,581

See accompanying notes.

PEAK6 Markets LLC

Notes to Financial Statements

December 31, 2017

1. Organization and Nature of Business

PEAK6 Markets LLC (the Company), is a wholly owned subsidiary of PEAK6 Investments, L.P. (the Parent). The Company was created in August 2008 and commenced operations on January 21, 2009. On October 9, 2009, the Company became registered as a broker-dealer under the Securities and Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As of December 31, 2017, the Company is not yet operating as a broker-dealer and holds only cash.

2. Significant Accounting Policies

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes

As a single-member limited liability company, the Company is not subject to federal income taxes. Instead, the Parent is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes.

In accordance with the provisions set forth in Accounting Standards Codification (ASC) 740, *Income Taxes*, management has reviewed the Company's tax positions for all open tax years, which includes 2014 to 2017, and concluded that as of December 31, 2017, a provision for income taxes is not required. To the extent the Company records interest and penalties, they are included in other expenses in the statement of operations.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The new standard introduces a framework for recognizing revenue that focuses on the transfer of

control rather than risks and rewards. The new standard also requires significant additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, changes in judgments and assets

2. Significant Accounting Policies (continued)

recognized from costs incurred to obtain or fulfill a contract. The application of the new standard becomes effective in the first annual period beginning after December 15, 2017, with early adoption permitted. The new standard is not applicable as the Company does not have revenue.

3. Related-Party Transactions

The Company and the Parent are parties to an intercompany expense-sharing agreement that outlines the allocation of direct and indirect costs between the two entities. The Company reimburses all direct costs paid by the Parent, which are included in the respective line items on the statement of operations. The following is a summary of (a) the transactions covered by this agreement, (b) the amount reported and (c) the respective financial statement line item in which the amount is reported:

- The Company pays the Parent for consulting services related to compliance and accounting services. $22,000 has been reported in consulting fees from affiliate on the statement of operations.
- At December 31, 2017, $4,334 of amounts payable to the Parent is included in payable to Parent on the statement of financial condition.

4. Commitments and Contingencies

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

5. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission (SEC), is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934, administered by the SEC and FINRA. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2017, the Company had net capital of $282,611, which was $182,611 in excess of its required net capital of $100,000. At December 31, 2017, its percentage of aggregate indebtedness to net capital was 2.47%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. Management has determined that there are no material events or transactions that would affect the Company's financial statements or require disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

Schedule I

PEAK6 Markets LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2017

Net capital:

Total ownership equity qualified for Net Capital	$	283,159
Total nonallowable assets from Statement of Financial Condition		(548)
Net capital	$	282,611

Net capital requirement:
Minimum net capital required

(Greater of 6 2/3% of aggregate indebtedness or $100,000)		100,000
Excess net capital	$	182,611

Aggregate indebtedness:

Payable to Parent	$	4,334
Accrued expense		2,636
Total aggregate indebtedness	$	6,970

Percentage of aggregate indebtedness to net capital		2.47%

Schedule II

PEAK6 Markets LLC

Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3

December 31, 2017

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions
of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

Schedule III

PEAK6 Markets LLC

Computation for Determination of PAB Account Reserve Requirements of Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2017

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

Schedule IV

PEAK6 Markets LLC

Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2017

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).